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                            May 26, 2022

       Randy Hyzak
       Executive Vice President and Chief Financial Officer
       Las Vegas Sands Corp.
       3355 Las Vegas Boulevard South
       Las Vegas, NV 89109

                                                        Re: Las Vegas Sands
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 4,
2022
                                                            File No. 001-32373

       Dear Mr. Hyzak:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1.                                                   We note that a majority
of your operations are conducted in Macao, a special
                                                        administrative region
of China. Please see the Sample Letter to China-Based Companies,
                                                        available at:
https://www.sec.gov/corpfin/sample-letter-china-based-companies, and revise your disclosure to
address the legal and operational risks associated with being a China-
                                                        based company, taking
in to account your particular facts and circumstances. If you believe any of the
comments in the letter do not apply to you, please explain why.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Segment Adjusted Property EBITDA, page 51

   2. Please revise your disclosure to include a reconciliation from GAAP-based consolidated net income to
Consolidated adjusted property EBITDA in your MD&A. We refer you to
                                                        Item 10(e)(1)(i)(B) of
Regulation S-K.
 Randy Hyzak
Las Vegas Sands Corp.
May 26, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz,
Accounting Branch Chief at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at (202) 551-6614 or
Pamela Long at (202) 551-3765 with any other questions.



FirstName LastNameRandy Hyzak                             Sincerely,
Comapany NameLas Vegas Sands Corp.
                                                          Division of
Corporation Finance
May 26, 2022 Page 2                                       Office of Real Estate
& Construction
FirstName LastName